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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 15/ Amendment No. 108 to the Registration Statement No. 333-52366/811-4001 on Form N-4 of our report dated March 26, 2007, relating to the financial statements of Metropolitan Life Separate Account E, and the use of our report dated April 2, 2007, on the consolidated financial statements of Metropolitan Life Insurance Company (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for defined benefit pension and other postretirement plans, and for certain non-traditional long duration contracts and separate accounts as required by new accounting guidance which the Company adopted on December 31, 2006, and January 1, 2004, respectively).

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
July 11, 2007